EXHIBIT 99.4

Certificate of Qualified Person

I, Frank K. Crundwell of 89J Victoria Drive, London, SW196PT, United Kingdom, am the author of the sections for metallurgical test work and recovery methods for the report (the “Amended Buckreef Report”) entitled “Amended NATIONAL INSTRUMENT 43-101 Independent Technical Mining Reserve Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa” with an effective date of April 27, 2017 (the “Effective Date”) and with an amendment date of June 26, 2018, do hereby certify that:

1.	I am a Director of CM Solutions (Pty) Ltd, a company registered in South Africa, and I am a Consulting Engineer with Crundwell Metallurgy Limited, a company registered in the United Kingdom.

2.	I graduated with a BSc Engineering degree in Chemical Engineering from the University of the Witwatersrand, Johannesburg in 1983. I also hold MSc (Eng) and PhD degrees from the same university.

3.	I am a member/fellow of the following professional association

a.	Fellow of the Southern African Institute of Mining and Metallurgy (SAIMM), membership number 56496.

b.	A Registered Professional Engineer with Engineering Council of South Africa, registration number 20040172.

c.	Fellow of the Institution of Chemical Engineers, membership number 99963109.

4.	I have worked as a metallurgical engineer for 35 years since my graduation from university in 1983.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional organization (as described in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6.	I witnessed the bulk milling test work conducted using the EDS mill pilot rig in Johannesburg, South Africa.

7.	I am responsible for the “Metallurgical test work” (Item 13) and the “Recovery methods” (Item17) sections of the Amended Buckreef Report.

8.	I have not received and do not expect to receive any interest, either direct or indirect, in any properties of Tanzanian Royalty Exploration Corporation (the “Issuer”) and I do not beneficially own, either directly or indirectly, any securities of the Issuer.

9.	I am independent of the Issuer as set out in section 1.5 of NI 43-101.

10.	I have had no prior involvement with the Buckreef property that is the subject of the Amended Buckreef Report.

11.	I have read NI 43-101 and Form 43-101F1 and the Amended Buckreef Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

12.	As at the Effective Date of the Amended Buckreef Report, to the best of my knowledge, information and belief, the Amended Buckreef Report contains all scientific and technical information that is required to be disclosed to make the Amended Buckreef Report not misleading.

13.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated June 26, 2018.

Frank Crundwell
BSc (Eng) Chem, BSc (Hons) Financial Maths, MSc (Eng) Chem, PhD, Pr Eng, FSAIMM, FIChemE
Metallurgical Consultant

Summary of Recent Experience

YEAR	CLIENT	COMMODITY	TYPE OF STUDY	PROJECT DESCRIPTION
2018	Horizon Mining	Copper/cobalt	DFS	EPCM
2018	Anglo Platinum	Platinum	FS	Pressure leaching
2018	Sumitomo	Cobalt	Scoping	Optimization
2018	Undisclosed	Nickel	Consulting	Board document
2017	Undisclosed	Gold	Metallurgical dispute	Analysis, assessment
2017	Kansanshi	Copper/gold	Metallurgical test work	Test work
2017	Undisclosed	Gold/Sb	Metallurgical test work	Test work